FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Condensed Consolidated Interim Financial Statements

Three Months Ended March 31, 2011

Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Max Resource Corp.

Consolidated statements of financial position

(Expressed in Canadian dollars - unaudited)

	Notes	March 31, 2011	December 31, 2010 (Note 15)	January 1, 2010 (Note 15)

ASSETS
Current assets
Cash and cash equivalents	4	$ 1,821,515	$ 2,087,207	$ 3,118,960
Receivables and prepaids		32,059	11,138	22,203
Taxes recoverable		10,058	15,287	9,753
Marketable securities	5	102,000	174,000	-
		1,965,632	2,287,632	3,150,916
Non-current assets
Equipment	6	2,085	2,254	3,218
Reclamation bonds	7	60,562	61,983	28,356
Mineral properties	7	2,762,644	2,592,248	2,142,513
		2,825,291	2,656,485	2,174,087
TOTAL ASSETS		$ 4,790,923	$ 4,944,117	$ 5,325,003
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 144,767	$ 29,774	$ 57,459

SHAREHOLDERS’ EQUITY
Share capital	8	13,003,168	13,003,168	13,003,168
Share purchase warrants reserve		288,562	288,562	288,562
Share-based payment reserve	9	1,777,344	1,458,599	1,393,485
Investment revaluation reserve	9	12,000	84,000	-
Deficit		(10,434,918)	(9,919,986)	(9,417,671)
TOTAL EQUITY		4,646,156	4,914,343	5,267,544
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$ 4,790,923	$ 4,944,117	$ 5,325,003

Subsequent event (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements

4

Max Resource Corp.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars – unaudited)

		Three month periods ended
	Notes	March 31, 2011	March 31, 2010 (Note 15)

Expenses
Amortization		$ 169	$ 241
Consulting		24,528	18,424
Management fees	10	30,000	30,000
Office and general		9,407	7,868
Professional fees		10,886	29,448
Transfer agent, filing fees and investor relations		116,886	60,461
Stock-based compensation	8	318,745	-
Travel and promotion		8,061	11,805
Loss before other items		(518,682)	(158,247)
Other items
Interest income		3,750	6,250
Gain on mineral property option payments received	7	-	39,893
		3,750	46,143
Net loss for the period		$ (514,932)	$ (112,104)
Other comprehensive loss
Unrealized loss on marketable securities		$ (72,000)	$ (3,000)
Total comprehensive loss for the period		$ (586,932)	$ (115,104)
Basic and diluted loss per common share	8	$ (0.02)	$ (0.01)

The accompanying notes are an integral part of these interim consolidated financial statements

5

Max Resource Corp.

Consolidated statements of changes in shareholders’ equity

(Expressed in Canadian dollars – unaudited)

	Share capital		Reserves
	Number of shares	Amount	Share purchase warrants	Share-based payment reserve	Investment revaluation reserve	Deficit	Total
Balance at January 1, 2010	21,699,230	$ 13,003,168	$ 288,562	$ 1,393,485	$ -	$ (9,417,671)	$ 5,267,544
Comprehensive income:
Loss for the period	-	-	-	-	-	(112,104)	(112,104)
Unrealized gain on available for sale marketable securities	-	-	-	-	(3,000)	-	(3,000)
Total comprehensive loss for the period	-	-	-	-	(3,000)	(112,104)	(115,104)
Balance at March 31, 2010	21,669,230	$ 13,003,168	$ 288,562	$ 1,393,485	$ (3,000)	$ (9,529,775)	$ 5,152,440

Balance at January 1, 2011	21,669,230	$ 13,003,168	$ 288,562	$ 1,458,599	$ 84,000	$ (9,919,986)	$ 4,914,343
Comprehensive income:
Loss for the period	-	-	-	-	-	(514,932)	(514,932)
Unrealized loss on available for sale marketable securities	-	-	-	-	(72,000)	-	(72,000)
Total comprehensive loss for the period	-	-	-	-	(72,000)	(514,932)	(586,932)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation	-	-	-	318,745	-	-	318,745
Balance at March 31, 2011	21,669,230	$ 13,003,168	$ 288,562	$ 1,777,344	$ 12,000	$ (10,434,918)	$ 4,646,156

The accompanying notes are an integral part of these interim consolidated financial statements

6

Max Resource Corp.

Consolidated statements of cash flows

(Expressed in Canadian dollars – unaudited)

	Three month periods ended
	March 31, 2011	March 31, 2010 (Note 15)
Operating activities
Net loss for the period:	$ (514,932)	$ (112,104)

Adjustments for non-cash items:
Amortization	169	241
Gain on mineral property option payment received	-	39,893
Stock-based compensation	318,745	-

Changes in non-cash working capital items:
Increase in receivables and prepaids	(20,921)	(6,250)
Decrease in taxes recoverable	5,229	4,456
Decrease in accounts payable and accrued liabilities	(36,083)	(29,420)
Net cash flows used in operating activities	(247,793)	(182,970)
Investing activities
Reclamation bonds	1,421	(19,127)
Mineral property acquisition and exploration costs	(19,320)	(160,975)
Mineral property option payments received	-	98,734
Net cash flows used in investing activities	(17,899)	(81,368)

Decrease in cash and cash equivalents	(265,692)	(264,338)

Cash and cash equivalents, beginning of period	2,087,207	3,118,960
Cash and cash equivalents, end of period	$ 1,821,515	$ 2,854,622

Supplement cash flow information (Note 13)

The accompanying notes are an integral part of these interim consolidated financial statements

7

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three month periods ended March 31, 2011 and 2010

1.

Nature and continuance of operations

Max Resource Corp. (the “Company”) was incorporate on April 25, 1994 under the Business Corporations Act (Alberta) and its principal activity is the development and exploration of mineral properties in Canada and the United States.  The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MXR”.

The head office, principal address and records office of the Company are located at 2300-1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2. The Company’s registered address is 2300-1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at March 31, 2011 the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management has sufficient funds to finance operating costs over the next twelve months.

2.

Significant accounting policies and basis of preparation

The financial statements were authorized for issue on June 27, 2011 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended 31 December 2010.  However, this interim financial report, being the first IFRS financial report, provides selected significant disclosures that are required in the annual financial statements under IFRS.  The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 21.

Basis of consolidation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

2.

Significant accounting policies and basis of consolidation (cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned*
	Country of incorporation	March 31, 2011	March 31, 2010
Max Resource, Inc.	USA	100%	100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Foreign currency translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

2.

Significant accounting policies and basis of preparation (cont’d)

Foreign currency translation (cont’d)

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Farm outs

The Company does not record any expenditure made by the farmee on its account. It also does not recognize any gain or loss on its exploration and evaluation farm out arrangements but reallocates any costs previously capitalized in relation to the whole interest as relating to the partial interest retained and any consideration received directly from the farmee is credited against costs previously capitalized.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the option reserve.  The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

2.

Significant accounting policies and basis of preparation (cont’d)

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a Company of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

2.

Significant accounting policies and basis of preparation (cont’d)

Impairment of assets

The carrying amount of the Company’s assets (which include property, plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.

Significant accounting policies and basis of preparation (cont’d)

Income taxes (cont’d)

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

2.

Significant accounting policies and basis of preparation (cont’d)

Property, plant and equipment (cont’d)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate on exploration equipment uses a depreciation rate of 30%.

1.

Accounting standards issued but not yet effective

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.  This amendment is effective for annual periods beginning on or after July 1, 2011

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  This new standard is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

2.

Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	March 31, 2011	December 31, 2010
Cash at bank	$ 321,515	$ 87,207
Term deposit	1,500,000	2,000,000
	$ 1,821,515	$ 2,087,207

3.

Marketable securities

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,00 shares with a market value of $90,000 from Kokanee Minerals Inc. (“Kokanee”), a publically traded British Columbia company.  The Company records these shares at fair value.  As at March 31, 2011, the fair value of these shares was $102,000 (December 31, 2010 - $174,000).  During the three month period ended March 31, 2011, the Company recognized an unrealized loss of $72,000 on its marketable securities (2010 - $3,000).  The loss has been recorded as other comprehensive loss.

4.

Equipment

Exploration equipment
$
Cost:
At December 31, 2010	5,148
Additions	-
Disposals	-
At March 31, 2011	5,148

Depreciation:
At December 31, 2010	2,894
Charge for the period	169
Eliminated on disposal	-
At March 31, 2011	3,063

Net book value:
At December 31, 2010	2,254

At March 31, 2011	2,085

Exploration equipment
$
Cost:
At January 1, 2010	5,148
Additions	-
Disposals	-
At December 31, 2010	5,148

Depreciation:
At January 1, 2010	1,930
Charge for the period	964
Eliminated on disposal	-
At December 31, 2010	2,894

Net book value:
At January 1, 2010	3,218

At December 31, 2010	2,254

7.

Exploration and evaluation assets

	Balance January 1, 2010	Additions	Option Payments / Recoveries Received	Balance December 31, 2010	Additions	Balance March 31, 2011
Acquisition costs:
C de Baca, NM	$ 188,902	$ 17,570	$ -	$ 206,472	$ 10,053	$ 216,525
Diamond Peak, NV	50,107	134,463	(148,841)	35,729	-	35,729
Ravin, NV	176,603	17,985	-	194,588	-	194,588
East Manhattan, NV	151,339	53,631	-	204,970	-	204,970
Howell, BC	37,500	-	-	37,500	-	37,500
Crowsnest, BC	8,817	-	-	8,817	-	8,817
Table Top, NV	30,318	40,402	-	70,720	-	70,720
Majuba Hill, NV	-	-	-	-	19,560	19,560
	643,586	264,051	(148,841)	758,796	29,613	788,409

Exploration costs:
C de Baca, NM	235,596	-	-	235,596	-	235,596
Ravin, NV	504,348	639	-	504,987	-	504,987
East Manhattan, NV	63,106	38,748	-	101,854	1,500	103,354
Howell, BC	437,801	-	-	437,801	-	437,801
Crowsnest, BC	248,429	613	(77,670)	171,372	-	171,372
Table Top, NV	9,647	314,103	-	323,750	127,651	451,401
Diamond Peak, NV	-	58,092	-	58,092	-	58,092
Majuba Hill, NV	-	-	-	-	11,632	11,632
	1,498,927	412,195	(77,670)	1,833,452	140,783	1,974,235

	$ 2,142,513	$ 676,246	$ (226,511)	$ 2,592,248	$ 170,396	$ 2,762,644

C de Baca, New Mexico, United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until the commencement of production.  After commencement of production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

During the three months ended March 31, 2011, the Company did not incur exploration costs on the C de Baca project.

As at March 31, 2011, the Bureau of Land Management (“BLM”) of New Mexico holds a $18,888 reclamation bond (December 31, 2010 - $18,888; January 1, 2010 - $18,888) from the Company to guarantee reclamation of the environment on the C de Baca property.

7.

Exploration and evaluation assets (cont’d)

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in the claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid)

May 9, 2009

   50,000 (U.S.) (paid)

June 30, 2010 (on execution of amending agreement)

   25,000 (U.S.) (paid)

May 9, 2011 (as amended)

   35,000 (U.S.)

May 9, 2012 (as amended

   45,000 (U.S.)

Each anniversary thereafter for 4 years (as amended)

   50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totaling US$470,000, the issuance of 600,000 common shares of Kokanee and incur mineral exploration commitments of $1,000,000.

During the year ended December 31, 2010, the Company received cash of $98,734 (US$95,000) and 600,000 common shares of Kokanee valued at $90,000 for total proceeds received of $188,734 on the Diamond Peak property.  As the Company had only incurred costs of $148,841 at that point, a gain on option payments received of $39,893 has been recorded.  In June 2010, Kokanee advised the Company that they would not make the annual option payment of US$50,000 then due and would be abandoning their option on the property.

During the three months ended March 31, 2011, the Company did not incur exploration costs on the Diamond Peak project.

As at March 31 2011, the BLM holds a $14,500 reclamation bond (December 31, 2010 - $14, 500; January 1, 2010 - $Nil) from the Company to guarantee reclamation of the Diamond Peak property.

7.

Exploration and evaluation assets (cont’d)

Ravin Claims, Nevada, United States

On September 10, 2007, as amended November 9, 2010, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin property, consisting of mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms, as amended, of the Option Agreement with Energex require the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid) and $10,650 (US$10,000) by September 10, 2010 (paid), with an additional US$10,000 on each anniversary thereafter, subject to increase to US$50,000 upon certain triggering events.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the three months ended March 31, 2011, the Company did not incur exploration costs on the Ravin claims.

As at March 31, 2011, the BLM holds a $8,046 reclamation bond (December 31, 2010 - $8,046; January 1, 2010 - $8,046) from the Company to guarantee reclamation of the environment on the Ravin property.

East Manhattan, Nevada, United States

On November 11, 2007 as amended December 4, 2008 and December 21, 2010, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26.603 (US$25,000) by December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit.

In addition, the Company must make exploration expenditures totaling US$700,000 on the claims including the following minimum expenditures, subject to receipt of drill permits and securing a drill rig which to December 31, 2010 has not been received (i) on or before the second anniversary, US$50,000 (deferred until drill rig secured); (ii) on or before the fourth anniversary, a further US$150,000; (iii) on or before the fifth anniversary, a further US$200,000; and (iv) on or before the sixth anniversary, a further US$300,000.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the three months ended March 31, 2011, the Company incurred $1,500 of geological consulting on the East Manhattan project.

7.

Exploration and evaluation assets (cont’d)

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia.  On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totaling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013.  To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

In February 2010, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.  The agreement with Eastfield remains in good standing with all payment requirements suspended pending resolution of payment of compensation from the government of British Columbia.

In October 2010, the Company received $77,670 as a mining tax credit for mineral exploration in British Columbia.

During the three months ended March 31, 2011, the Company did not incur exploration costs on the Howell or Crowsnest properties.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (deferred until results from the March 2011 drill program received), US$35,000 on the second anniversary of the Agreement and US$50,000 on each anniversary thereafter for a term of ten years, subject to renewal.  The Company may buy the property at any time for US$300,000, at which point the annual payments will cease.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the three months ended March 31, 2011, the Company incurred exploration costs of $127,651 on the Table Top project.  These exploration costs consisted of $17,528 of geological consulting, $98,036 of drilling and $12,087 of field expenses.

7.

Exploration and evaluation assets (cont’d)

Table Top, Nevada, United States (cont’d)

At March 31, 2011, the BLM holds a $19,127 reclamation bond (December 31, 2010 - $19,127; January 1, 2010 - $Nil) from the Company to guarantee reclamation of the environment on the Table Top property.  At March 31, 2011, an additional bond of $Nil (December 31, 2010 - $1,421; January 1, 2010 - $1,421) was held on properties previously fully impaired.

Majuba Hill, Nevada, United States

On March 4, 2011, the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada.  The terms of the Agreement with Claremont allow the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property.  The Company can increase its interest in the property to 75% by spending a further $3,500,000 on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1,500,000.

During the three months ended March 31, 2011, the Company paid $19,560 (US$20,000) in lease payments on the Majuba Hill property.  The Company also incurred $11,632 of geological consulting.

8.

Share capital

Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of preferred shares without par value.

Issued share capital

At March 31, 2011 there were 21,699,230 issued and fully paid common shares (December 31, 2010 – 21,699,230; January 1, 2010 – 21, 699,230).

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three month period ended March 31, 2011 was based on the loss attributable to common shareholders of $514,932 (2010 - $112,104) and the weighted average number of common shares outstanding of 21,699,230 (2010 – 21,699,230).

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares to a maximum of 4,309,846.  Such options will be exercisable for a period of up to 5 years from the date of grant.  Options granted typically vest on the grant date.

8.

Share capital (cont’d)

Stock options (cont’d)

The changes in options during the three month period ended March 31, 2011 and the year ended December 31, 2010 are as follows:

	March 31, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of period	2,525,000	$ 0.30	2,225,000	$ 0.29
Options granted	1,300,000	0.35	350,000	0.36
Options expired	-	-	(50,000)	0.40
Options outstanding, end of period	3,825,000	$ 0.32	2,525,000	$ 0.30
Options exercisable, end of period	3,825,000	$ 0.32	2,525,000	$ 0.30

Details of options outstanding as at March 31, 2011 are as follows:

Exercise price	Number of options outstanding	Expiry Date
$0.17	250,000	July 3, 2011
0.35	1,150,000	August 1, 2011
0.40	200,000	October 19, 2011
0.17	575,000	October 31, 2011
0.25	50,000	April 6, 2012
0.40	250,000	April 12, 2012
0.25	50,000	September 21, 2012
0.35	1,300,000	March 14, 2013
	3,825,000

On April 6, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to April 6, 2012.  These options vested immediately.  The total fair value of $7,230 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 149%.  The granting of these options resulted in a stock based compensation expense of $7,230 being recorded in fiscal 2010.

On April 12, 2010, the Company granted stock options to a consultant entitling him to purchase 250,000 common shares at a price of $0.40 per share to April 12, 2012.  These options vested immediately.  The total fair value of $52,375 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 180%.  The granting of these options resulted in a stock based compensation expense of $52,375 being recorded in fiscal 2010.

8.

Share capital (cont’d)

Stock options (cont’d)

On September 21, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to September 21, 2012.  These options vested immediately.  The total fair value of $5,509 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.42% and an expected volatility of 105%.  The granting of these options resulted in a stock based compensation expense of $5,509 being recorded in fiscal 2010.

On March 14, 2011, the Company granted stock options to consultants entitling them to purchase 1,300,000 common shares at a price of $0.35 per share to March 14, 2013.  These options vested immediately.  The total fair value of $318,745 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.72% and an expected volatility of 149%.  The granting of these options resulted in a stock based compensation expense of $318,745 being recorded during the first quarter of fiscal 2011.

Warrants

There were no warrants outstanding as at March 31, 2011, December 31, 2010 or January 1, 2010.

9.

Reserves

Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded is transferred to deficit.

Investment revaluation reserve

The investment revaluation reserve records unrealized gains and losses arising on available-for-sale financial assets, except for impairment losses and foreign exchange gains and losses.

10.

Related party transactions

Related party balances

As at March 31, 2011, December 31, 2010 and January 1, 2010, there were no amounts owing to related parties.

Related party transactions

Key management personnel compensation

The Company’s related parties include key management.  Key management includes executive directors and non-executive directors.  The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2011 and 2010 were as follows:

	Three month periods ended
	March 31, 2011	March 31, 2010
Management fees	$ 30,000	$ 30,000
Geological consulting	30,000	-

11.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada and USA.  As most of the Company’s cash is held by two banks there is a concentration of credit risk.  This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its other receivables.  This risk is minimal as receivables consist primarily of refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and United States dollar will affect the Company’s operations and financial results.  A portion of the Company’s transactions are denominated in United States dollars.  The Company’s functional currency is the Canadian dollar.  The majority of major expenses are transacted in Canadian dollars.  The Company maintains the majority of its cash in Canadian dollars but it does hold balances in United States dollars.  Significant foreign exchange gains or losses are reflected as a separate componet of the consolidated statement of comprehensive loss.  The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of $15,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the year.

The Company is not subject to any externally imposed capital requirements.

11.

Financial risk management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010
Cash and cash equivalents	$ 1,821,515	$ 2,087,207
Loans and receivables:
Receivables and prepaids	32,059	11,138
Reclamation deposits	60,562	61,983
Available-for-sale financial instruments:
Marketable securities	102,000	174,000
	$ 2,016,136	$ 2,334,328

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010
Non-derivative financial liabilities:
Trade payables	$ 144,767	$ 29,774
	$ 144,767	$ 29,774

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at March 31, 2011 and December 31, 2010:

As at March 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,821,515	$ -	$ -
Short-term investments	102,000	-	-
	$ 1,923,515	$ - -	$ -

As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 2,087,207	$ -	$ -
Short-term investments	174,000	-	-
	$ 2,261,207	$ - -	$ -

11.

Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

The Company’s non-current assets are located in the following countries:

	As at March 31, 2011
	Canada	United States	Total
Reclamation deposits	$ -	$ 60,562	$ 60,562
Property, plant and equipment	-	2,085	2,085
Exploration and evaluation assets	655,490	2,107,154	2,762,644
	$ 655,490	$ 2,169,801 -	$ 2,825,291

	As at March 31, 2010
	Canada	United States	Total
Reclamation deposits	$ -	$ 47,483	$ 47,483
Property, plant and equipment	-	2,977	2,977
Exploration and evaluation assets	733,160	1,421,488	2,154,648
	$ 733,160	$ 1,471,948 -	$ 2,205,108

12.

Supplemental cash flow information

During the three month period ended March 31, 2011, the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

	Three month periods ended
	March 31, 2011	March 31, 2010
Fair value of Kokanee shares received on an option agreement	$ -	$ 90,000
Exploration expenditure included in accounts payable and accrued liabilities	134,313	-

13.

Subsequent event

On April 4, 2011, the Company completed a non-brokered private placement of 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.  Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at an exercise price of $0.38 per share until April 4, 2013.  Cash finder’s fees of $35,412 were paid with respect to a portion of this placement.

14.

Transition to IFRS

As stated in Note 2, these consolidated financial statements are for the period covered by the Company’s first interim condensed consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 3 have been applied in preparing the condensed consolidated financial statements for the period ended March 31, 2011 and 2010, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the "Transition Date".

15.

Transition to IFRS (cont’d)

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended March 31, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

a)

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

b)

to apply the requirements of IFRS 2, Share-based payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

c)

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arose on adoption of IFRS.

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of January 1, 2010 are consistent with its GAAP estimates for the same date.

15.

Transition to IFRS (cont’d)

The reconciliation between GAAP and IFRS consolidated statement of financial position as at January 1, 2010 (date of transition to IFRS) is provided below:

	January 1, 2010
	GAAP	Effect of transition to IFRS	IFRS

ASSETS

Current
Cash and cash equivalents	$ 3,118,960	$ -	$ 3,118,960
Receivables and prepaids	22,203	-	22,203
Taxes recoverable	9,753	-	9,753

	3,150,916	-	3,150,916

Reclamation bond	28,356	-	28,356
Equipment	3,218	-	3,218
Mineral Properties	2,142,513	-	2,142,513

	$ 5,325,003	$ -	$ 5,325,003

LIABILITIES ANDSHAREHOLDERS’ EQUITY

Current
Accounts payable	$ 57,549	$ -	$ 57,549

Shareholders’ equity
Share capital	13,003,168	-	13,003,168
Share purchase warrants	288,562	-	288,562
Contributed surplus	1,393,485	-	1,393,485
Deficit	(9,417,671)	-	(9,417,671)

	5,267,544	-	5,267,544

Total shareholders’ equity and liabilities	$ 5,325,003	$ -	$ 5,325,003

There are no significant differences between IFRS and GAAP in connection with the Company’s statements of comprehensive loss, statements of cash flows and statements of shareholder’s equity as at January 1, 2010, for the period ended March 31, 2010 or the year ended December 31, 2010.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months ended March 31, 2011

The following discussion and analysis should be read in conjunction with the unaudited condensed Financial Statements and related notes for Max Resource Corp. (“MAX” or the “Company”) for the three months ended March 31, 2011.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at June 27, 2011.

During the period under review entered into an Option Agreement with Claremont Nevada Mines LLC. of Nevada whereby it can acquire up to a 75% interest in the historic Majuba Hill copper/silver/gold property in Nevada by spending $10 Million on exploration and development over an eight year period.  In addition, the Company commenced a seven hole core drilling program at its Table Top gold project in Nevada in March 2011.

In March 2011 the Company announced a private placement of two million units at $0.28 per unit for gross proceeds of $560,000.  This private placement was completed subsequent to the period.

Table Top Gold project, Humboldt County, Nevada

On August 31, 2009, the Company entered into an Option Agreement to acquire a 100% interest in the Table Top claims in Humboldt County, Nevada  from  Energex LLC, a private Nevada corporation controlled by Clancy Wendt,  The property consists of  48 claims (960 acres) located 10 miles west of Winnemucca, Nevada, just off of Interstate 80.

The Table Top area is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, and the Sandman gold deposits (Newmont Mining Corporation (NYSE:NEM) just 8 miles to the north and the Goldbanks gold occurrence located 37 miles to the south. All of these properties, including Table Top, are located along the King River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.   Table Top is located immediately south of the Sandman gold project, which is one of the three Nevada properties included in the acquisition of Fronteer Gold Inc. by Newmont Mining Corp. in April 2011.  A map of the King River Rift can be viewed at our web site at www.maxresource.com.

Table Top is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a northwestern belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a southeastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica. The silica, where sampled, can contain gold with values as high as 15.5 ppm.  Stibnite or stibnite casts can be found in the silica.

MAX has been able to obtain a nearly complete set of geophysical, geological and geochemical data from previous companies that worked on Table Top and land to the north.  During the 1980's Gold Fields, Meridian Minerals, Homestake, Santa Fe Mining and others conducted exploration on and around the Table Top property.  A limited exploration program by Goldfields consisting of only ten reverse circulation drill holes was conducted to test anomalous, up to 1.1 grams per tonne (“g/t”), gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine angle drill holes, which were wide-spaced (75-300 meters apart), contained little of significance. A follow up analysis showed that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.   MAX tested this theory during drilling conducted in April, 2010.

On May 3 2010, MAX announced initial gold assays from Table Top.   Results were received for only those core intervals comprising the silicified breccia intersected during drilling that was reported on April 19th, 2010 and represent approximately 48 meters (“m”) of core from four holes which were assayed on a rush basis.  Results included drill hole MT 1 which returned 0.823 grams per tonne (“g/t”) gold over 4.6 meters, including 1.5 meters of 1.435 g/t gold.   Other significant results include 24.4 m of 0.473 g/t Au in hole MT 2, which includes 9.1 meters of 0.703 g/t Au.

Drilling was completed at Table Top in May 2010 with a total of 15 holes having been drilled for a total of 660 meters (2,156 feet).  Of fifteen holes drilled, ten intersected the mineralized structure and contained significant gold mineralization, including 27.4 meters of 0.467 g/t Au and 3 meters of 1.79 g/t gold.  The zone of mineralization continues for the entire length and is open to the northeast and southwest.  Gold mineralization also appears to increase in value as deeper zones are intersected.

In addition to the 15 holes completed at Table Top, three trenches were dug and sampled near the original drill hole reported by Gold Fields Mining Company that contained 50 feet of 0.027 opt Au.  The current core holes were drilled to be perpendicular to the strike of the mineralized zone and across mineralization which is hosted in a silicified tectonic breccia.

All significant gold assays are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold (g/t)
MT 1	-45 degrees	6.09	12.2	6.11	0.749
Including		9.1	10.7	1.6	1.436
MT 2	-60 degrees	12.2	39.6	27.4	0.467
Including		27.4	35.0	7.6	0.760
MT 4	-45 degrees	16.7	22.8	6.1	0.614
Including		18.3	21.3	3.0	0.783
MT 5	-75 degrees	21.3	25.9	4.6	0.396
Including		24.4	25.9	1.5	0.794
MT 6	-60 degrees	16.8	21.3	4.5	0.545
Including		18.3	19.8	1.5	1.27
MT 7	- 75 degrees	22.9	24.4	1.5	0.734
MT 8	-45 degrees	10.7	18.3	7.6	0.664
Including		15.3	16.8	1.5	1.290
MT 9	- 75 degrees	28.9	30.4	1.5	0.451
MT 11	-45 degrees	18.3	19.8	1.5	0.558
MT 12	- 75 degrees	32.0	35.0	3.0	1.79
Including		32.0	33.5	1.5	2.562

The drill results at Table Top indicate that MAX may have found a potential mineralized feeder similar to a Carlin Type gold system.  Multi-element geochemical values of arsenic, antimony and mercury are all extremely elevated with respect to background; numerous 1.5 m intercepts exceed 100 ppm arsenic and antimony, with thallium values in excess of 10 ppm.   All of these elevated values are directly associated with elevated (in excess of 100 ppb and as high as 2,562 ppb) gold values.  Silver, tellurium, selenium and base metal values are all low.  Geologic interpretation indicates the zone is a 20 meter to 30 meter wide, northeast striking and southeast dipping structural zone.  Gold and associated trace element mineralization is associated in and surrounding a silicified breccia (jasperoid).   Low grade gold mineralization associated with high grade trace elements is often found to occur in Carlin style gold feeder systems, as have lamprophyre dikes that have also been identified in this zone.  Lamprophyres are often found in Carlin systems and are indicative of deep seated structures where high grade gold deposits have been found in the recent past at Carlin systems (such as Meikle and Deep Star).  These deep targets were tested during drilling conducted in September, 2010.

During the September program, two holes were drilled to test the down dip extension of the mineralized structure intersected in its earlier program to a new depth in the 250-1000 foot (76.2 – 304.8 meters) zone.  The drilling intersected the previous mineralized structures in both drill holes and confirms that the mineralization extends to depth.

Hole	Angle	Total Depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)

MT 14	-70 degrees	120.4	73.1	79.2	6.1	0.53
			100.6	108.2	7.6	0.13
MT 15	-85 degrees	324.5	227.0	239.2	12.1	0.91
	Including		230.1	239.2	9.1	1.09

Assays received in December from MT-15 showed ore grade mineralization (9.1 m of 1.09 g/t Au) starting at a depth of 230.1 m.  The drill core intervals immediately above this intercept were not originally assayed but were visually similar to the ore grade intervals.  Assay results from these intervals were subsequently received and two adjacent intervals immediately above the previously reported interval assayed at 0.77 g/t Au and 0.69 g/t Au respectively, extending the overall mineralized zone to 12.1 m of 0.91 g/t Au.

Hole MT-15 was drilled to a final depth of 1064.5 feet (324.5 m).  There is a very anomalous zone, greater than 97 ppb, from 630 feet to 740 feet in rocks that appear to be very permissive for mineralization.   This zone has not been seen at the surface and opens an additional area for exploration.  Drilling was resumed in March, 2011 and targeted the mineralized system down dip and along strike, exploring for higher grade gold within the sedimentary (stibnite and calcite bearing carbonate rocks) package.

A total of six holes (497 meters) were drilled at Table Top in March and April 2011, with all holes intersecting gold mineralization in excess of 100 ppb Au    Highlights included drill hole MT-18, which intersected 9.6 m of 1.04 g/t Au starting at a down hole depth of 42.7 m.   Holes MT-16, 17 and 18 intersected multiple intervals of gold mineralization exceeding 100 ppb.  These latter results indicate that gold mineralization is not confined to a single zone; MT-17 had four mineralized zones.  Mineralization has now been identified over a 500 meter strike length and is still open in both directions.  The only drill holes that missed the mineralized zone were found to have been drilled over the top of the system.

MAX drilled 5 holes to the northeast of the mineralized structure intersected during drilling in 2010 to test its extension and confirmed that the mineralized zone extends at least another 89.9 m northeast of previous drilling.  Drilling intersected the previously identified mineralized structures in four of five drill holes, with thicknesses comparable to what was earlier recognized.    The sixth hole was drilled 155.1 m southwest of last year’s drilling to follow-up on 1+ g/t Au surface samples

        Summary of gold intercepts in drill holes MT-16 through MT-21 (cutoff at 0.1 g/t).

Hole	Angle	From (m)	To (m)	Thickness (m)	Grade (Au g/t)

MT-16	-44	19.81	21.34	1.53	0.22
MT-17	-45	27.43	28.96	1.53	0.14
MT-17	-45	32.16	33.07	0.91	0.19
MT-17	-45	33.07	35.66	2.59	0.80
MT-17	-45	35.66	38.10	2.44	0.18
MT-17	-45	39.62	41.15	1.53	0.18
MT-17	-45	42.67	43.95	1.28	0.26
MT-18	-70	38.10	39.62	1.52	0.13
MT-18	-70	42.67	52.27	9.60	1.04
MT-19	-58	67.06	68.12	1.06	0.29
MT-19	-58	109.73	111.25	1.52	1.48
Hole	Angle	From (m)	To (m)	Thickness (m)	Grade (Au g/t)
MT-20	-45	23.20	24.38	1.18	0.23
MT-20	-45	46.82	49.99	3.17	0.83
MT-20	-45	82.51	83.82	1.31	0.10
MT-21	-45	33.22	38.10	4.88	0.42

This recent drill program confirms that previous interpretations are still valid regarding the occurrence of gold mineralization at Table Top.  Gold mineralization continues both northeast and southwest of the previous drilling and remains roughly the same in grade and tenor.  One of the best intersects thus far was found in hole MT-18, with 1.3 m grading 2.33 g/t at 44.20 meters down hole.  It appears that grades, if not the thickness of mineralized zones, increase with depth.

MAX is currently reviewing the 2010 and 2011 exploration data along with data from prior operators with a view to better understanding the mineralized system at Table Top prior to further drilling.  A viable target still exists along strike to the northeast and southwest and down dip where the vertically standing outcrops bend, creating a zone of structural preparation.  Further drilling is planned to the northeast towards where Goldfields reported values to 15 g/t gold from outcrops sampled in the 80’s on adjacent land.

Analysis was performed by Inspectorate America Corp, an ISO certified facility in Sparks, Nevada, using fire assay and multi-element (ICP-ES) techniques.  Standards and blanks were used for quality control of the samples.  A map showing the location of the trenches and drill holes completed at Table Top is available on our web site at www.maxresource.com.

During the three month period ended March 31, 2011, the Company incurred consulting fees of $17,258, field expenses of $12,087 and drilling and assay costs of $127,651 at Table Top.

Majuba Hill copper/gold/silver Property, Nevada

On March 4, 2011 MAX entered into an Option Agreement to acquire up to a 75% interest in the historic Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC..  The Majuba Hill Project encompasses 2,568 acres consisting of patented and unpatented lode mining claims and private mineral rights.

The terms of the Option Agreement with Claremont allow MAX to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property.  MAX can increase its interest in the property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1.5 Million.

Majuba Hill is a large, highly prospective, multi-mineral, intrusive-type system within the Western Nevada Gold Belt and is located approximately halfway between the Florida Canyon Mine (Jipangju) and the Hycroft Mine (Allied Nevada Corporation).  The project is 30 miles northwest of Coeur d’Alene’s Rochester Mine (which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986), and is readily accessed via 23 miles of well-maintained by dirt roads leading from U.S. Interstate 80.

Exploration and historic production data available on Majuba Hill outline excellent potential for the discovery of new economic zones of silver/copper and gold mineralization. Production reported from historic underground mines in the project area (see Nevada Bureau of Mines and Geology Bulletin 86) included:

•

184,000 ounces of silver

•

5,800 ounces of gold

•

2.8 million lbs of copper

MAX believes that Majuba Hill is a newly defined copper/silver porphyry system that is highly prospective for the discovery of economic mineralization.  We have developed a new exploration model designed to expand and define the current zones of copper/silver mineralization as well as explore new areas of the property where significant gold values have been reported but not been followed up.   Initial exploration at Majuba Hill will include follow-up on rock chip samples reported by previous operators with values up to 10 g/t Au, 981 g/t Ag and 7.7% Cu as well as soil anomalies with silver values up to 7.7 g/t Ag and copper values up to 290 g/t Cu.   In addition, drill intercepts as high as 5.1 ounces per ton (opt) Ag over 15 feet were reported from reverse-circulation drilling conducted by Minterra Resource Corp. in 2007, as summarized in the following table:

MH Hole #	Total Depth (ft)	Interval	Copper %	Silver (opt)

MH-2	160-390	230 ft	0.37%	0.426 opt
Including	295-320	25 ft	1.36%
Including	340-350	10 ft		3.50 opt

MH-3	220-355	135 ft		0.58 opt
Including	220-290	70 ft	0.59%

MH-4	310-340	30 ft		1.12 opt
Including	335-340	5 ft		2.90 opt

MH-5	0-290	29 ft	0.28%
Including	0-15	15 ft	1.18%
Including	0-100	100 ft		0.99 opt
Including	5-20	15 ft		4.00 opt

MH-6	0-145	145 ft	0.49%	1.85 opt
Including	110-125	15 ft		5.10 opt

MH-7	85-400	315 ft	0.34%	0.70 opt
Including	225-245	20 ft		2.09 opt

These copper and silver drill results were encouraging but were not followed up as Minterra ceased operations in 2009.  All data collected by Minterra between March 2006 and May 2008, including geophysical data (a 14.4 line-km IP survey), assay certificates, interpretive maps, cross sections and digital data is available to MAX.    The combination of geology, geochemistry and drill results still point to the patented lode claims around the historic Majuba Mine, in the Copper Stope target area, as a significant copper/silver target.

Initial Exploration Targets – Copper Stope and Last Chance

Initial drilling at Majuba Hill will explore two areas, the Copper Stope and the Last Chance Mine.

Since 1907, production and exploration at Majuba Hill has produced outstanding copper results with associated silver and gold.   Published production data show that prior to 1947 Mason Valley Mines Co. and Greenan-Kerr produced 4,000 tons @ 12 % Cu and slightly less than 23,000 tons @ 4% Cu respectively in the Copper Stope target area.   During reverse-circulation drilling at the Copper Stope in 2007-2008, Minterra reported a number of high-grade drill intercepts, such as 145 ft @ 1.85 opt Ag and 0.49% Cu, inclusive of 15 feet @ 5.01 opt Ag (hole MH-6) and 100 ft @ 0.99 opt Ag, inclusive of 15 feet @ 4.00 opt Ag (hole MH-5).

The Last Chance Mine was developed along a fault with a trend similar to the Majuba Fault.  Last Chance operated intermittently and produced silver (up to 40 opt Ag), lead (up to 15%), and gold (up to 0.10 opt Au) from an 830 foot tunnel and a 117 foot deep shaft. No drilling or exploration appears to have ever been completed down dip or along the strike of the fault at Last Chance.

Subsequent exploration at Majuba Hill will be expanded to include the Line Drive Adit and Section 35 areas.  Minefinders and Minterra conducted initial soil and rock sampling at both the Line Drive Adit and Section 35 that indicates that they are highly prospective for gold as well as copper and silver, with rock chip samples reported as high as 10 g/t Au and 981 g/t Ag.

On June 10, 2011 MAX commenced a planned seven hole core drilling program at Majuba Hill.   The company's initial exploration program is designed to expand and define the extensive zones of high grade copper/silver mineralization identified during reverse-circulation drilling conducted by Minterra in 2007.

Of 7 holes drilled by Minterra at the Copper Stope target, 6 holes intercepted currently economic grades of copper/silver mineralization (see the assay table above).   MAX believes that the seventh hole was drilled in the wrong direction; this is the first hole in the current program and will be drilled to the west at the same location.   The mineralized system is open to the north, east and west and to depth.

The current drill program will deepen those original holes which had been terminated while still in mineralization, a fact which was only determined after receipt of assay results, as well as targeting new mineralized zones that have not previously been drilled.  MAX feels that not only will core drilling provide us with additional information on the geology at Majuba Hill but may also allow for improved sample recovery and more accurate assay results.

Soil sampling has been undertaken at Majuba on two areas of copper/silver mineralization identified to the west and to the east of the mineralized zone, where copper samples as high as 7.2% Cu and 3.0 opt Ag in outcrop have been reported by previous operators and have not yet been fully mapped or explored.  Copper oxide mineralization has been identified at surface to the west of the current drill program and will be permitted for drilling at a later date.

During the three months ended March 31, 2011 the Company spent a total of $11,632 for geological consulting at Majuba Hill.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property is comprised of 78 claims (1,560 acres) located 40 miles north of the town of Tonopah.

More than 1,000,000 ounces of gold have been mined in the Manhattan mining district.  Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of East Manhattan Wash, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.

In March 2009, the Company announced the results of the first large (bulk) sample taken from the EMW claims. This bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 grams of gold per ton and 1.2 grams per ton of silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May of 2009 at EMW.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labelled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone was 1200 feet long and 600 feet wide and was open in all four directions.  Further work was undertaken to define the full areal extent of mineralization in this zone.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

In early November 2009, MAX received the assays from additional soil sampling completed at EMW.  The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined.  A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) gold.  The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south, the “Southeast Extension”.

In September 2010 MAX completed additional soil sampling that was designed to further delineate the geometry of the native gold mineralization at EMW, which previously encompassed the “Gold Pit”, the “Old Drill Hole Grid” and now includes the “Southeast Extension”.  This sampling has filled in the open areas within these grids, where 163 new samples were taken with significant values ranging from 0.05 ppm to 1.27 ppm (1.27 g/t) gold.   While the total mineralized zone now exposed at surface encompasses an area in excess of 5,500 by 1,500 feet in size, the mineralized area is much larger but is covered by either overburden or alluvium.

The Gold Pit, Old Drill Hole Grid and Southeast Extension are located in a volcanic rhyolite lithic tuff hosting coarse gold.  The sampling between the three pits has now enabled MAX to identify structural linear features seen in air photo images along with argillic alteration that appears to define where strong gold values may be found.  Historic pits dug by earlier prospectors have helped to define the areas of mineralization and to confirm the presence of gold.  An updated soil sampling map is now available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration of MAX, states “With this latest sample result we have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff.  Having now defined a large mineralized area at surface, permitting is now underway for a core drilling program to determine the depth of the mineralization, extend the known mineralization below cover, and to see if it increases in grade.”

The soil samples were analyzed by ALS Chemex Laboratory Group in Reno, Nevada.  Samples from two of the sample grids taken in the coarse gold area (as seen in the previous bulk sample) were run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold. The other grid (different mineralization style) samples were fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements. All sample bags were labelled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

During the year ended three months ended March 31, 2011 MAX spent $1,500 on geological consulting at the EMW claims.

Diamond Peak gold-zinc Project, Nevada

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 58 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks which is 200 to 300 feet wide.

Pursuant to a May 2006 option agreement, Kokanee Minerals Inc. (TSX.V: KOK) had the option to earn a 51% interest in the Diamond Peak project by spending US$1 Million on exploration and reimbursing all lease payments, of which US$95,000 was paid to MAX during the current period along with 600,000 shares of Kokanee due under the terms of the agreement.   Kokanee began drilling at Diamond Peak in May 2010 and completed only two drill holes before advising MAX that it did not intend to make the annual option payment of $50,000 (U.S.) then due to MAX and would be abandoning its option on the property.

Max plans to explore the property using the original exploration program recommended to Kokanee.  In September 2010 MAX conducted an extensive soil sampling program at Diamond Peak.  A total of 375 samples were collected, with assay results as high as 5.8 g/t Ag, 4.3 g/t Ag and 3.2 g/t Ag in soils confirming the high silver zone in the southern part of the property and its continuation to the east.     Gold values to 90 ppb Au were obtained that confirm many of the gold zones previously examined and have also identified a new zone on the west side of the northern part of the property that has not yet been drilled.   Zinc values were returned as high as 648 ppm Zn that indicate that the mineralized system is far larger than originally thought, extending to the east of both the gold zone in the northern portion of the property and the silver zone in the south.

In November, 2010 MAX received and announced assay results from the holes drilled by Kokanee at Diamond Peak prior to their abandoning their interest in the property.   One of these holes, DP-02, contained an intercept of 0.588 g/t gold over 7.62 meters (25 feet) beginning at 155 feet, inclusive of a higher grade zone of 1.359 g/t gold over 1.52 meters (5 feet).  Hole DP-02 was a vertical hole drilled at the same location as a 60 degree angle hole drilled by MK Gold in 1999 that reported 2.08 g/t Au over 5 feet.  This zone has been targeted for follow-up drilling in 2011.

In addition, an outcrop sample recently taken from the silver zone in the southern portion of the property has returned an assay grade of 53.5 g/t silver.  This silver zone was identified during extensive soil sampling conducted in September 2010, with assay results as high as 5.8 g/t Ag, 4.3 g/t and 1.9 g/t silver in soils confirming the high silver zone and its continuation to the east.

Additional soil sampling recently undertaken at Diamond Peak has also identified a further zinc zone on the west side of the northern part of the property that had not been previously drilled or sampled.  This zone contains a sample grading 648 ppm Zinc.  Zinc geochemistry along the northeastern side of the property remains open and contains values greater than 200 ppm Zn along 600 feet of strike length.  This zone will be filled in with more geochemistry to the south and east to close off the mineralized system.  MAX intends to explore all of these areas during the upcoming drill program.  Maps of the sampling locations for gold, silver and zinc at Diamond Peak are now available on our website at www.maxresource.com.

Drill permits have been received and roads and drill pads have been cleared at Diamond Peak, with drilling to begin as soon as a drill rig becomes available.

MAX’s drill program will follow up on:

-

an outcrop sampled by MK Gold that contained 3.4 ounces of silver per ton, which has potential to host a Contact Replacement Deposit (“CRD”) and was never followed up on;

-

the 11.6% zinc zone intercepted within 60 feet of surface by MK Gold in 1999;

-

a zone of mineralization which contains anomalous zinc, lead, and silver; and

-

extensive gold targets on the property and new claims acquired to the east that have been defined by the recent soil sampling program.

Howell and Crowsnest Gold Properties, British Columbia

The Howell Gold project is comprised of 4,376 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.  The Crowsnest Gold project consists of fifteen claims totalling 3,142 hectares located approximately 10 km southeast of the Howell property.  Both the Howell and Crowsnest projects are under option from Eastfield Resources Ltd. (TSX.V: ETF).

At the Howell Gold project, disseminated gold mineralization occurs in limestone and as quartz stockworks in limestone and syenite intrusives.  Prior drilling included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.   MAX completed twelve holes totalling 1,312 metres of NQ core at Howell in 2008, with the best intercept being 22 metres of 0.78 g/t gold.  In addition, two new soil grids were established in 2008, including a stockwork quartz system in limestone that returned up to 3 grams gold in previous sampling that may be targeted during future drill programs.

Gold mineralization at the nearby Crowsnest Gold property occurs in limestone, siltstone or syenite. The property is underlain by a thick sequence of Pennsylvanian and Mississippian carbonate and clastic rocks, of which the Mississippian Rundle Group shows the greatest exposure. Mid-Cretaceous syenite and trachyte intrusions as sills, dykes, plugs and possible diatremes intrude these units.  Several grids have already been established, including the "A", "B" and “K” grids, which led to the discovery of significant high grade gold.

In September, 2009 MAX commenced a reverse–circulation drill program at Crowsnest.  This program was designed to explore the Discovery Trench area with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.

MAX drilled 26 holes totalling 766 meters at Crowsnest before an early snowfall dictated the end of the field program for the year.   This program explored the original Discovery Trench and two new trenches to the west of the original.   Assay results were reported in November, 2009 that included hole RC 09-7 which returned 19.03 grams per tonne (g/t) gold over 6.1 meters, including 1.5 meters of 50.26 g/t gold and extended the known mineralized zone by 100 meters.

An extensive exploration program was planned for 2010.  Unfortunately, on February 9, 2010 the Company was surprised to learn that the Province of British Columbia intended to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in Southeastern B.C.   In his Throne Speech of February 9, 2010, which outlines the B.C. Government’s legislative agenda for the upcoming session, B.C. Lieutenant-Governor Steven L. Point announced that the Province of B.C. intended to enter into a partnership with the State of Montana regarding the Flathead River Basin and, as a result, “Mining, oil and gas development and coal bed gas extraction will not be permitted in British Columbia's Flathead Valley”.  This action effectively prevents any further exploration or development of the Company’s Crowsnest and Howell gold projects, both of which are located in the Flathead Valley watershed.

On the afternoon of February 9, 2010 MAX was contacted by the Assistant Deputy Minister of Energy, Mines and Petroleum who initiated discussions with respect to compensation.  In a recent letter from the Ministry of Natural Resource Operations, stakeholders in the Flathead were advised that the Ministry is “committed to addressing compensation issues in a timely fashion” and that they will be contacting the stakeholders in 2011 to resolve any outstanding issues.

Private Placement for $564,691

On March 7, 2011 MAX announced that it had agreed to a non-brokered private placement of two million units at a price of 28 cents per unit for gross proceeds of $560,000. Each unit will be comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional share at an exercise price of $0.38 per share for a period of two years from the date of issue.

If the closing price of MAX’s shares on the TSX Venture Exchange is at least $0.60 for 20 consecutive trading days at any time following four months and a day from the date of closing, the Company may reduce the remaining exercise period of the warrants to not less than 30 days from the date of providing notice of such reduced exercise period (the “Acceleration”).

This private placement was completed in April 2011 for 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.  Finders’ fees of $35,412 were paid on a portion of this placement.

Results of Operations – Three months ended March 31, 2011

During the three months ended March 31, 2011, the Company incurred operating expenses of $518,682 as compared to operating expenses of $158,247 for the three months ended March 31, 2010.  The significant changes during the current period compared to the same period a year prior are as follows:

Consulting fees increased to $24,528 during the three months ended March 31, 2011 from the $18,424 incurred during the prior period.  This was due to increased expenditures on mineral project review during the current year.

During the three months ended March 31, 2011, the Company incurred $318,745 of stock-based compensation, a non-cash expense, on the granting of 1,300,000 stock options.    The Company did not grant any stock options during the three months ended March 31, 2011.

Transfer agent and filing fees and investor relations expenses increased to $116,886 during the three months ended March 31, 2011 from the $60,461 incurred during the three months ended March 31, 2010.  This was primarily due to increased expenditures on investor relations activities and advertising during the current fiscal period as compared to the same period a year prior.

Interest income decreased to $3,750 during the three months ended March 31, 2011 from the $6,250 earned during the same period a year prior due to a lower cash balance maintained during the current period.

During the three months ended March 31, 2010, the Company recorded a gain of $39,893 on mineral property option payments received.  This gain related to its Diamond Peak property in Nevada, where the Company received a property option payment from Kokanee Minerals in excess of what the Company had paid to March 31, 2010 for the property.  There was no comparable gain during the current period.

As a result of the foregoing, the loss for the three months ended March 31, 2011 was $514,932 as compared to $112,104 for the three months ended March 31, 2010.

Summary of Quarterly Results

	Q1-11	Q4-10	Q3-10	Q2-10	Q1-10	Q4-09	Q3-09	Q2-09
Other Items ($)	3,750	19,500	21,000	(19,894)	43,143	(3,109,475)	(492,269)	(329,562)
Loss ($)	(514,932)	(117,996)	(88,609)	(180,606)	(115,104)	(3,491,963)	(632,129)	(435,676)
Loss per Share($)	(0.02)	(0.01)	(0.00)	(0.01)	(0.00)	(0.17)	(0.03)	(0.01)

The loss for the second quarter of 2009 increased to $435,676 from the loss of $101,037 incurred during the first quarter of 2009.  The increase in loss was primarily due to the write-off of acquisition and deferred exploration costs for the Indata project.

The loss for the third quarter of 2009 increased to $632,129 from the loss of $435,676 incurred during the second quarter of 2009.  The increase in loss was primarily due to the $503,437 write-off of acquisition and deferred exploration costs for the Nustar project, as discussed above.

The loss for the fourth quarter of 2009 increased to $3,491,963 from the loss of $632,129 incurred during the third quarter of 2009 primarily due to the $3,117,916 write-off of acquisition and deferred exploration costs for the Gold Hill property during the fourth quarter, as discussed above.

The loss for the first quarter of 2010 decreased to $115,104 from the loss of $3,491,963 incurred during the fourth quarter of fiscal 2009 as there was no write-down of mineral properties or charges for stock-based compensation incurred during the current period.  The loss was also reduced as the Company experienced a gain due to additional mineral property option payments received during the quarter.

The loss for the second quarter of 2010 increased to $180,606 from the loss of $115,104 incurred during the first quarter of fiscal 2010.  The increase in the loss was primarily due to stock-based compensation of $59,605, a non-cash expense on the granting of 300,000 incentive stock options.

The loss for the third quarter of 2010 decreased to $88,609 from the loss of $180,606 incurred during the second quarter of fiscal 2010.  The decrease in the loss was primarily due to a reduction in stock-based compensation expense, a non-cash expense.  During the second quarter of fiscal 2010, the Company incurred $59,605 of expense on the granting of 250,000 incentive stock options, while in the third quarter of fiscal 2010, the Company incurred only $5,509 of expense on the granting of 50,000 incentive stock options.  The Company also recorded an unrealized gain of $21,000 during the third quarter due to an increase in the market value of its marketable securities.

The loss for the fourth quarter of 2010 increased to $117,996 from the loss of $88,609 incurred during the third quarter of fiscal 2010.  The increase was due to an increase in professional fees of $29,344 due to an accrual for fiscal 2010 audit fees along with an increase in stock-based compensation, a non-cash expense, of $21,141 on the granting of 50,000 incentive stock options.

The loss for the first quarter of 2011 increased to $514,932 from the loss of $117,996 incurred during the fourth quarter of fiscal 2010.  The increase was primarily due to $318,745 of stock-based compensation, a non-cash expense incurred on the granting of 1,300,000 incentive stock options.

Liquidity and Solvency

At March 31, 2011, the Company had working capital of $1,820,865 and cash and cash equivalents on hand of $1,821,515.  This compares to working capital of $2,257,858 at December 31 2010, inclusive of cash and cash equivalents of $2,087,207.

The decrease in cash of $265,692 during the three months ended March 31, 2011 was due to net cash spent on mineral properties of $19,320 and cash used in operating activities of $247,793, offset by cash of $1,421 received from the refund of a reclamation bond.

As of the date of this report, MAX has approximately $2 Million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties through fiscal 2011 as well as its general and administrative expenses through the same period.  However, due to the current volatility in capital markets and depressed commodity prices, the management of MAX has taken steps to reduce its general and administrative costs, primarily through reductions in advertising and promotional expenses.  These cost savings are not expected to continue, as management anticipates increasing its expenditures on advertising in 2011 commensurate with increased levels of exploration activity on its properties in Nevada and as dictated by market conditions.  Management also plans to continue to be selective in incurring exploration expenditures during fiscal 2011.

On February 9, 2010, the Company was informed that the Province of British Columbia intended to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in Southeastern B.C where the Company’s Crowsnest and Howell gold projects are located.  MAX was contacted by the Assistant Deputy Minister of Energy, Mines and Petroleum, who initiated discussions with respect to the reimbursement of the Company’s expenditures at Howell and Crowsnest, which totalled $733,160 as of March 31, 2011.   Based on recent communication with representatives of the Ministry, the Company believes that this matter will be satisfactorily resolved during 2011.

During fiscal 2011, MAX intends to focus its efforts and cash resources on exploration for gold and silver at its four precious metals projects in Nevada: Majuba Hill, Table Top, East Manhattan Wash and Diamond Peak.

MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Changes in Accounting Policies including Initial Adoption of IFRS

These are the first unaudited interim financial statements prepared in accordance with IFRS. The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date at which IFRS was applied was January 1, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period. Accordingly, the opening IFRS statement of financial position, 2010 comparatives and current period financial statements have been prepared using the same policies. The previously presented 2010 GAAP financial information has been reconciled to the IFRS information as part of the transition note in accordance with the requirements of IFRS1. Further, the policies applied have been done so on a full retrospective bases unless alternative treatment is permitted or required by an IFRS 1 election or exception.

Elections upon first time adoption of IFRS

The following IFRS 1 mandatory exceptions and optional exemptions apply to MAX:

Mandatory exceptions:

1.

Estimates - An entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with GAAP, unless there is objective evidence that those estimates were in error;

Optional Exemptions Elected:

1.

IFRS 2 Share-Based Payments – MAX has elected this exemption from retroactive restatement of equity instruments granted before November 2, 2002 and those which were granted after November 2, 2002 but which vested prior to transition.

2.

Business Combinations - IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

The most significant area identified to date by management where changes in accounting policies have the highest potential impact on the Company’s financial statements based on the accounting policy choices approved by the Audit Committee and Board of Directors is with respect to share based payments.

Share Based Payments

Canadian GAAP

•

The fair value of share based payments with graded vesting are calculated as one grant and the resulting fair value is recognized on an accelerated or straight line basis over the vesting period.

•

Forfeitures of awards are recognized as they occur.

IFRS

•

Each tranche of a grant with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

•

Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

To transition to IFRS the Company has reviewed the terms of its currently granted stock options and has come to the conclusion that there is no transitional adjustment necessary due to the fact that all options were fully vested prior to transition as all options vest 100% on grant.

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized. Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation (E&E) assets which are the exploration expenses incurred subsequent to obtaining the right to explore the resource property.

The comments on the Extractive Industries Discussion Paper published April 2010 indicate that the consensus is to capitalize E&E assets. Based on this, management has decided to continue with its current accounting policy of capitalizing all E&E expenditures.

E&E assets will be classified as intangible assets rather than tangible assets. This has been chosen as expenditures reflect an increased knowledge of the property rather than a tangible asset.

There are no IFRS 1 exemptions for this category.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and revaluation is prohibited. The Company has elected to use the cost model. Currently, the Company only has a small amount of equipment capitalized as property, plant and equipment and as a result, there will be no impact on the Company’s financial statements upon the adoption of IFRS.

Asset Impairment

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has no significant assets for which impairment testing is required. Based on the Company’s assessment of its resource property costs, there will be no impairment charge on transition to IFRS.

Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. There will be no impact on the financial statements upon implementation of IAS 12, Income Taxes.

Information System, Internal Controls and Reporting Procedures

Based on management’s assessment of the information system currently used by the Company, all information required to be reported under IFRS is expected to be available with minimal system changes. In addition, based upon the Company’s current operations, it is management’s opinion that the adoption of IFRS is not expected to have a significant impact on internal controls and reporting procedures.  The Company currently does not have any debt covenants, capital requirements, compensation arrangements, or material contracts that impact its current business activities that would affect the conversion to IFRS.

Financial Statement Presentation and Disclosure

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references.

Related Party Transactions

During the three months ended March 31, 2011, the Company paid management fees of $30,000 (2010 - $30,000) to a private company controlled by Stuart Rogers, the CEO of the Company.

During the year three months ended March 31, 2011 the Company paid geologic consulting fees of US$30,000 (2010 - US$Nil) to a private company controlled by Clancy Wendt, the VP Exploration and a Director of the Company.

These transactions were measured at the exchange amount as agreed to by the related parties.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada and USA.  As most of the Company’s cash is held by two banks there is a concentration of credit risk.  This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its other receivables.  This risk is minimal as receivables consist primarily of refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and United States dollar will affect the Company’s operations and financial results.  A portion of the Company’s transactions are denominated in United States dollars.  The Company’s functional currency is the Canadian dollar.  The majority of major expenses are transacted in Canadian dollars.  The Company maintains the majority of its cash in Canadian dollars but it does hold balances in United States dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss.  The Company does not hedge its exposure to fluctuations in foreign exchange rates.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of $15,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the year.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010
Cash and cash equivalents	$ 1,821,515	$ 2,087,207
Loans and receivables:
Receivables and prepaids	32,059	11,138
Reclamation deposits	60,562	61,983
Available-for-sale financial instruments:
Marketable securities	102,000	174,000
	$ 2,016,136	$ 2,334,328

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2011	December 31, 2010
Non-derivative financial liabilities:
Trade payables	$ 144,767	$ 29,774
	$ 144,767	$ 29,774

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at March 31, 2011 and December 31, 2010:

As at March 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,821,515	$ -	$ -
Short-term investments	102,000	-	-
	$ 1,923,515	$ -	$ -

As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 2,087,207	$ -	$ -
Short-term investments	174,000	-	-
	$ 2,261,207	$ -	$ -

Subsequent events

On April 4, 2011, the Company completed a non-brokered private placement of 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.  Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at an exercise price of $0.38 per share until April 4, 2013.  Cash finder’s fees of $35,412 were paid with respect to a portion of this placement.

On April 11, 2011, the Company issued 15,000 common shares on the exercise of stock options for gross proceeds of $3,750

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of June 27, 2011.

Off Balance Sheet Arrangements

The Corporation has no off Balance Sheet arrangements.

Equity Securities Issued and Outstanding

The Company has 23,730,985 common shares issued and outstanding as of June 27, 2011.  In addition, there are 2,016,755 warrants outstanding that are exercisable at $0.38 and 3,810,000 incentive stock options outstanding with exercise prices ranging between $0.17 and $0.40.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  July 6, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director